UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 10, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Subject: Change in Directorships

1. This is to inform you that Mr. Anupam Puri, an Independent Director, has resigned as a director w.e.f. 25th April 2006.

2. We are also pleased to inform you that the Board of Directors of the Company has appointed Mr. Arun Maira as an Additional Director w.e.f. 25th April 2006.

Mr. Arun Maira is Chairman of The Boston Consulting Group in India since 2000. He combines rich hands-on leadership and consulting with thought-leadership as an author and speaker on the subject of organizational transformation and multi-sector collaborative processes for change and development.

Born in Lahore in 1943, Mr. Arun Maira received his bachelors and masters degrees in physics from St. Stephen’s College, Delhi University. He began his career in the Tata Adminstrative Service in 1965 and worked for 25 years in several senior positions in the Tata Group, India’s premier industrial conglomerate. Prior to joining BCG in India, he worked in the USA with Arthur D.Little, the international consulting company, for 10 years where he served as Leader of ADL’s Global Organisation Practice and Managing Director of Innovation Associates–an ADL subsidiary.

Mr. Maira has advised clients across a wide variety of industries and in many countries on issues of strategy and organization. He has spoken at numerous international seminars all over the world, and has published articles in several business journals. He is the author of three books: The Accelerating Organisation: Embracing the Human Face of Change (McGraw Hill International), Shaping the Future: Aspirational Leadership in India in Beyond (John Wiley and Sons), and Remaking India: One Country, One Destiny (Response Books–a division of Sage Publications).

Mr. Arun Maira is deeply engaged at present with collaborative processes for addressing issues of development in India and internationally, and the role of business corporations in these processes.

He is on the boards of several educational institutions in India and abroad, a member of the National Council of the Confederation of Indian Industry, Chairman of the Confederation’s Leadership Summit, Advisor to the UN Global Compact, and a trustee of Aspen India.

For Patni Computer Systems Limited

Arun Kanakal

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: May 10, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary